December 1, 2015

Mr. Terence O’Brien

Accounting Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

United States Securities and Exchange Commission

Washington D.C. 20549-4631

Re:	Letter dated November 20, 2015
Primoris Services Corporation
Form 10-K for the fiscal year ended December 31, 2014
Filed March 16, 2015
Form 10-Q for the period ended September 30, 2015
Filed November 4, 2015
File No. 1-34145

Dear Mr. O’Brien:

This letter responds to your letter to Primoris Service Corporation (“we”, “us”, or the “Company”), dated November 20, 2015.  For your convenience, your comments are shown below in italics, followed by our response to each comment.  Our responses correspond to the numbers placed adjacent to the comments in your letter.

Capitalized terms not otherwise defined in this document have the same meanings as given to them in our filings.

Form 10-Q for the period ended September 30, 2015

Management’s Discussion and Analysis

Receivable Collection Actions, page 34

1.              Your revenue recognition policy on page 9 indicates that you may reduce the amount recognized as revenue if you anticipate that there may be collection issues.  The reduction reflects the uncertainty of the eventual collectability of revenue amounts.  You may also choose to defer the recognition of revenue up to the time that the client pays for the services.  Your disclosures indicate that there may have been collection concerns during these two projects.  For example, you indicate that you became concerned about the eventual collectability of certain amounts during the early stages of the Primoris Pipeline Services project.  In this regard, please help us better understand what consideration was given to these collection concerns in determining the amounts of revenue to record as well as when to record them for both of these contracts for which you have receivable collection issues.  In addition, please address your consideration of ASC 605-35-25-31 in determining it was probable that the disputed amounts would result in additional contract revenue and could be reliably estimated.

Revenue Recognition on the Two Projects:

(i)                                     The first project was construction at a solar project in California for Abener Teyma Mojave G.P. (“ATM”).  The project consisted of two jobs for pipe, structural and mechanical work as well as jobs for the construction of a treatment facility and of a storage facility.  All of the work was performed primarily under a “cost reimbursable plus contractual margin” contract. Work began in the second quarter of 2013 with the work substantially completed during the fourth quarter of 2014.  In 2013, the Company recognized combined revenue for the four jobs of $29.5 million and a margin of $0.2 million; in 2014, the Company recognized combined revenue of $82.6 million with a margin of $0.3 million.  Cost to date for the two facility jobs is $8 million and cost for the two main jobs to date is $104 million.  The nominal job margin recognized on the project was associated with construction of the treatment facility.  As a result of the non-payment by ATM, the Company and ATM are currently engaged in binding arbitration through the International Chamber of Commerce.  ATM has provided the Company with payment bonds totaling the $32.9 million receivable recorded on the Company’s books.

Upon execution of the contract for the project and in the initial phases of the project, management determined that there was significant uncertainty about the timing and collectability of the payments by ATM.  For instance, ATM demanded unusually long payment terms (120 days) for invoices after it made an initial upfront payment.  Based on the uncertainty, the Company chose to record revenue equal to the cost incurred for the two main jobs.  This decision was based on the Company’s over thirty years of experience with dispute resolutions with difficult customers.  As a result of this experience, the Company believed we would recover, at a minimum, our costs incurred for the jobs in any potential arbitration.

In 2014, ATM began to delay payments, and in April 2014, the Company briefly stopped work until ATM was within the contractual terms.  In August 2014, ATM notified the Company that it was terminating the contracts and disputing over $20 million of the costs associated with the two larger jobs and the storage facility.  As the disputed amounts did not involve the treatment facility, the Company did not reduce the margin recorded for the treatment facility.

The current litigation (binding arbitration) does not relate to a claim, as that term is defined by ASC 605-35-25-30 as the disputed amounts relate to the reimbursement of costs with a margin as defined in the original contract.  The amount in dispute is not for amounts in excess of an agreed contract price but it is the result of work done in accordance with the terms of the contract for which ATM has not paid.   While the accounting for the project results in an outcome similar to that of ASC 605-35-25-31 (i.e. recognition of revenue only to the extent that costs have been incurred), ASC 605-35-25-31 was not considered in determining the accounting for the project.  To date, the Company has recognized no additional contract revenue nor has it made an estimate of additional revenue beyond the costs incurred.

(ii)                                  The second project was for construction of a pipeline for Bridgetex Pipeline Company, LLC (“Bridgetex”).  The project included a 95-mile, 20-inch pipeline and two compressor stations.  The contract was a fixed price contract, and work began in the fourth quarter of 2013 and was substantially completed by the end of 2014.  In 2013, the Company recognized revenue of $9.2 million with a margin of $0.5 million; and in 2014, the Company recognized revenue of $121.2 million with a negative margin of $1.0 million.

During the last quarter of 2013 and the first three quarters of 2014, the Company recorded revenue using the percentage of completion method; however, in the fourth quarter of 2014, the Company determined that there were potential collection issues associated with two items.  First, as part of the original contract negotiations, the Company had identified an estimated number of construction mats (which are used to stabilize equipment, primarily in inclement weather). At Bridgetex’s request, the Company agreed that the fixed price contract would include a reduced number of construction mats and that the Company would bill separately for mats used beyond the specified lower number.  Once the agreed upon number of construction mats had been used, we billed Bridgetex for additional construction mats used and Bridgetex paid this invoice; however, a subsequent additional billing for construction mats of approximately $11.7 million was not paid in accordance with the original contract.

Secondly, during the third quarter of 2014, the Company and Bridgetex agreed to several change orders which extended the time to complete the project beyond its original schedule.  With the extended schedule, the Company incurred additional overhead and indirect costs (such as building and yard rentals and administrative and supervisory expenses).  To compensate it for these additional costs, the Company billed Bridgetex an additional $5.2 million.

On October 28, 2014, the Company initiated a lawsuit to collect the money owed for the pipeline project, and on November 25, 2014 the Company filed a lawsuit to collect the unpaid balances for the two compressor stations.

As discussed in the Company’s revenue recognition policies, revenue may be reduced when the Company identifies potential issues with collectability.  In the fourth quarter of 2014, the Company reduced revenue and gross margin for the entire pipeline portion of the project to zero; that is, at the end of the quarter revenue equaled total cost incurred.  This reduction reflects the best estimate for the project and is consistent with the Company’s expectation that it will be paid, at a minimum, for the actual costs incurred.  Since the two compressor station jobs were in a loss position, no changes were made to the revenue for these projects.

The litigation related to the collection for the additional mats and other unpaid balances is not the result of a claim, as that term is defined in ASC 605-35-25-30.  The contract included a process for billing for additional mats used, and the Company believes that Bridgetex is not paying in accordance with the terms of the contract.  The portion of the litigation that relates to the billing for the additional costs incurred as a result of the contract extension does meet the ASC 605-35-25-30 definition of a claim.  The Company believes that this part of the litigation meets all of the criteria of ASC 605-35-25-31 which would allow recording revenue to the extent that costs have been incurred.  The Company relied on its revenue recognition policies for the collectability concerns rather than ASC 605-35-25-31 to determine the revenue recognized in the fourth quarter of 2014.

2.    It appears that the amounts due related to these two projects have decreased since December 31, 2014.  Please tell us if this was due to additional amounts being collected in 2015.  Your disclosures also indicate that there may be additional claims related to the Primoris Pipeline Services project which were not included as part of the legal action you initiated.  Please help us understand why these additional claims would not have been included as part of the legal action as well as how you accounted for these claims pursuant to ASC 605-35-25-31.

At December 31, 2014, the accounts receivable balance for the ATM project was $33.8 million.  In January 2015, ATM made a payment of $0.9 million with the remaining balance of $32.9 million unchanged for the rest of 2015.  This payment had no impact on the income statement.

At December 31, 2014, the accounts receivable balance for the Bridgetex project was $29.7 million, consisting of $11.7 million for the unpaid construction mat invoice, $11.2 million for retainage, $5.2 million for the additional indirect expenses, $1.0 million of other unpaid invoices and $0.6 million for unpaid invoices for the compressor stations.   During the first quarter of 2015, Bridgetex paid the retention amount of $11.2 million.  This payment had no impact on the income statement.  The remaining balance of $18.5 million remains outstanding.

In the third quarter 2015 Form 10-Q, the Company included the phrase “excluding additional claims” in discussing the Bridgetex litigation.  As part of the litigation, the Company has included demands for such items as statutory prompt payment interest, payment for additional client delays and legal fees which were referred to as additional claims in the Form 10-Q.  There is no financial statement impact for these additional legal claims.

Item 4.  Controls and Procedures, page 35

3. Please tell us the current status of your internal review of methods used to recognize revenue and estimate contingencies for ongoing projects which began in the fourth quarter of 2014.  Please tell us whether there have been any changes in your internal control over financial reporting as a result of this internal review which have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  Refer to Item 308(c) of Regulation S-K.

On March 3, 2015, the Company filed Form NT 10-K, announcing that the Company planned to file the December 31, 2014 Form 10-K within the 15-Day extension period afforded by Rule 12b-25.  The Form stated that the Company’s management, independent outside counsel and the Audit Committee of the Board of Directors had spent considerable time and resources reviewing and analyzing various issues relating to the methods used by the Company’s subsidiaries to recognize revenue and estimate contingencies for ongoing projects. On March 16, 2015, the Company filed its Annual Report on Form 10-K which included management’s overall assessment and evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 as discussed in Item 9A.  That assessment and evaluation concluded that based on the results of management’s assessment and evaluation,  the Company’s CEO and CFO believe that our internal control over financial reporting was effective as of December 31, 2014 — as outlined in Item 9A of Form 10-K for the fiscal year ended December 31, 2014.  The Company’s independent registered public accounting firm that audited our financial statements also issued a report on the effectiveness of internal control over financial reporting.  That report is included in the December 31, 2014 Form 10-K.

In Item 1A of the 2014 Form 10-K, the Company discussed the review and noted that it was ongoing and until it was completed, the Company would continue to devote time and resources.  The Company has provided updates in its first, second and third quarter Forms 10-Q within the MD&A discussion of selling, general and administrative expenses.  To date, the review is still ongoing and continues to involve the Company’s management, independent outside counsel and Audit Committee of the Board of Directors.

During the first three quarters of 2015, the Company continued making enhancements to its internal controls over financial reporting primarily focusing on more specific documentation and testing improvements to address the concepts of PCAOB Staff Practice Alert 11.  In addition, the Company has improved its process and documentation for its periodic review of ongoing projects, including estimation of contingencies and recognition of revenue.  At this time, the enhancements in process and documentation have not resulted in changes that have materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

Finally, in Item 1A of the 2014 Form 10-K, the Company mentioned that it would begin the process of integrating its financial and reporting information systems onto a common platform.  This conversion process, which is reasonably likely to materially affect our internal controls over financial reporting, is not on schedule and will not occur until after December 31, 2015.

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General

The Company acknowledges that:

1.                                      The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

2.                                      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.                                      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have responded to the questions and issues that you addressed in your letter.  Please contact me at (214) 740-5602 if you have any further questions or comments.

Very truly yours,

/s/ Peter J. Moerbeek
Peter J. Moerbeek
Executive Vice President,
Chief Financial Officer and Director